Exhibit 1

FOR IMMEDIATE RELEASE	20 December 2010

WPP PLC ("WPP")

Grey acquires majority stake in Yolk,
a leading interactive and digital media agency in Asia

WPP announces that its wholly-owned operating company Grey, the global advertising network of Grey Group, has agreed to acquire a majority stake in Yolk Pte Ltd ("Yolk"), one of Asia's fastest-growing interactive and digital media networks.

Founded in 2001 and based in Singapore, with a presence in Malaysia, Thailand and Australia, Yolk is a highly-awarded agency offering digital strategy, social media, rich media, online advertising, viral marketing, interactive marketing, search marketing, e-marketing,
e-customer relationship management and web-based capabilities. It employs 40 people and clients include Canon, Ciba Vision, Microsoft and Singapore Economic Development Board.

Yolk’s unaudited revenues for the year ended 31 December 2009 were Singapore $1.3 million with gross assets of Singapore $0.5 million at the same date.

This investment continues WPP’s strategy of developing its networks in fast growing and important markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204